FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia Bank Limited
ABN 12 004 044 937
AFSL 230686
15 December 2006
Michael A Chaney AO
Chairman

500 Bourke Street
Melbourne, Victoria 3000
Australia

Dear Shareholder

Annual General Meeting Invitation

You are invited to attend the National Australia Bank Limited Annual General Meeting:

Date:	Wednesday, 31 January 2007
Time:	The meeting will start at 9:00am.
Location:	Adelaide Convention Centre, North Terrace, Adelaide, South Australia

Formal Notice of Meeting

The formal Notice of Meeting, which sets out the matters to be considered at the meeting, is enclosed with this letter.

Registering your attendance on the day

If you attend the meeting, you will need to register at one of the registration desks on the day.  Those desks will be open from 8:00am. You will find it much easier to register if you bring this letter with you – we will scan the barcode to record your attendance.

Voting:  at the meeting or by proxy

You may vote on the items of business to be considered at the meeting, either in person at the meeting or by completing and returning the Proxy Form enclosed with this letter.  You can return your Proxy Form:

•                     In the enclosed reply paid envelope;

•                     By facsimile to (03) 9473 2555.  (Please add the prefix + 61 to the start of the fax number if you are overseas.)

The Proxy Form should be returned to the Company by no later than 9am, 29 January 2007.

Viewing the meeting on the internet

You will be able to view the meeting – both “live” and after the meeting at www.nabgroup.com. Please follow the links from the nabgroup home page to the Annual General Meeting Webcast–31 January 2007 from 9:30am (Australian Eastern Summer time).

We suggest that you log in before that time to ensure that your system is capable of receiving the broadcast.  The broadcast will also be archived and will be available to view after the meeting.

Questions at the meeting

If you have any questions, you may ask them either at the meeting, if the questions will be of interest to the meeting as a whole, or you may use the enclosed form to address a question to the Chairman.  We will attempt to answer as many as possible of the more frequently asked questions at the meeting.  After the meeting, these answers will be available on www.nabgroup.com.

A number of shareholders have expressed concern that the time of the Annual General Meeting in past years has been taken up by shareholders raising questions that are of valid personal interest to the shareholder concerned, but of limited interest to the meeting as a whole. If you have a question that relates to your individual circumstances, then please ask that question at the Service Desks in the foyer on the day of the meeting.  There will be a desk for customer-related questions and a desk for shareholder-related questions. The experienced staff available at those desks will be able to give you a much more detailed answer than we will be able to give you during the formal meeting.

Refreshments

After the meeting, you are welcome to stay and enjoy some refreshments.  The directors and the management of the National look forward to seeing as many shareholders as possible on the day.

Yours Sincerely

Michael ChaneyAO
Chairman

National Australia Bank Limited ABN 12 004 044 937 Registered Office: 35th Floor, 500 Bourke Street Melbourne, Victoria 3000 Australia

Notice of Annual General Meeting

The Annual General Meeting of National Australia Bank Limited (‘the National’) will be held at the Adelaide Convention Centre, Adelaide, South Australia, on Wednesday 31 January 2007 at 9am.

1	Presentations by the Chairman and the Group Chief Executive Officer

2	Discussion of financial statements and reports

To consider the National’s financial statements and the reports for the year ended 30 September 2006.

3.             Re-election of Directors

In accordance with Article 10.3 of the National’s Constitution:

☐	(a)	Mr Michael Chaney retires and offers himself for reelection;
☐	(b)	Mr Ahmed Fahour retires and offers himself for re-election;
☐	(c)	Mr Paul Rizzo retires and offers himself for re-election; and
☐	(d)	Mr Michael Ullmer retires and offers himself for re-election.

4.             Remuneration Report

To adopt the Remuneration Report for the year ended 30 September 2006.

5.             Non-executive Directors’ Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That the issue of National shares to or on behalf of non-executive directors under the Non-Executive Directors’ Share Plan as described in the Explanatory Notes be approved.’

6.             Shares – Group Chief Executive Officer

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That the grant of shares to the Group Chief Executive Officer, Mr John Stewart, under the National’s short term incentive plan as described in the Explanatory Notes be approved.’

7.             Shares, performance options and performance rights – Executive Director & Chief Executive Officer, Australia

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That the grant of shares, performance options and performance rights to the Executive Director & Chief Executive Officer, Australia, Mr Ahmed Fahour, under the National’s short term incentive and long term incentive plans as described in the Explanatory Notes be approved.’

8.             Shares, performance options and performance rights – Finance Director and Group Chief Financial Officer

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

☐            (a)           ‘That the grant of shares, performance options and performance rights to the Finance Director and Group Chief Financial Officer (an Executive Director), Mr Michael Ullmer, under the National’s short term incentive and long term incentive plans as described in the Explanatory Notes be approved.’

☐            (b)           ‘That the grant of shares to the value of $1,000,000 to the Finance Director and Group Chief Financial Officer (an Executive Director), Mr Michael Ullmer, as described in the Explanatory Notes be approved.’

9.             National Income Securities

To consider and, if thought fit, to pass the following resolution as a special resolution:

‘That the terms and conditions of the selective buy-back scheme relating to the preference shares associated with the National Income Securities as described in the Explanatory Notes be approved.’

Please refer to the accompanying Explanatory Notes on the agenda items, which form part of this Notice of Meeting, for more information on the proposed resolutions.

By Order of the Board Michaela Healey Company Secretary  1 December 2006

Information for Shareholders

Asking questions at the meeting

The Annual General Meeting is intended to give shareholders the opportunity to hear both the Chairman and the Group Chief Executive Officer talk about the year that has just passed and also give some insight to the National’s prospects for the year ahead.

We welcome shareholders’ questions at the meeting. However, in the interests of all present we ask that you confine your questions to matters before the meeting that are relevant to the shareholders as a whole. Our staff at the Customer Service Desk or the Shareholder Services Desk in the foyer on the day of the meeting will be happy to deal with any questions that relate to the private affairs of any individual shareholders or customers.

Shareholders who are entitled to vote

The Board has determined that for the purposes of voting at the meeting, shareholders will be taken to be those persons recorded on the National’s register of shareholders as at 7.00pm (Melbourne time) on 29 January 2007.

Proxy votes

You can appoint a proxy to attend and vote for you at the meeting in accordance with the directions on the proxy form. If no directions are given to the proxy on the form, the proxy may vote as he or she thinks fit.

A proxy does not need to be a shareholder of the National.

A proxy form and a return envelope are enclosed.  Some helpful information on proxies is included on the reverse of that form, including how to appoint proxies, specifying the proportion of votes per proxy where two proxies are appointed and a discussion of voting by proxies.

To be effective, a completed proxy form must be received by the National no later than 9.00am (Australian Eastern Summer time) on 29 January 2007 at Level 35, 500 Bourke Street, Melbourne, Victoria 3000, Australia or by fax on (+61 3) 9473 2555 by that time.

Voting restrictions

The National will disregard any vote cast on:

☐                                    Resolutions 5, 6, 7 and 8 - by any director of the National or any of their associates; and

•                                          Resolution 9 - by any person who holds preference shares associated with the National Income Securities or by any of their associates.

However, the National does not need to disregard votes:

☐                                    by such a person as proxy for another person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form; or

☐                                    if the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form as the proxy decides.

Chairman’s comments and explanatory notes

Item 2: Discussion of financial statements and reports

While shareholders are not required to vote on the financial statements and reports, shareholders will be given reasonable opportunity at the meeting to raise questions on the statements and reports. They will also be able to ask the National’s auditor questions.

Item 3: Re-election of Directors

The following four directors retire by rotation in accordance with Article 10.3 of the National’s Constitution and, being eligible, present themselves for re-election.

Each re-election will be conducted as a separate resolution.

Following are details in relation to the directors standing for re-election.

Mr Michael Chaney AO, BSc, MBA, Hon LLD W.Aust, FAIM, FAICD

Appointed a non-executive director in 2004. Mr Chaney was appointed Chairman in September 2005.  Mr Chaney is 56 years of age.

Mr Chaney is a highly respected business leader, with significant experience in a range of industries, including finance. He joined the Board shortly before retiring from Wesfarmers Limited, where he spent 22 years in various roles, including Managing Director and Chief Executive Officer.

He is currently President of the Business Council of Australia, Chancellor of the University of Western Australia, a director of Woodside Petroleum Ltd, Chairman of Gresham Partners Holdings Limited, Governor of the Committee for the Economic Development of Australia (CEDA) and a Council Member of the Australian National Gallery.

Mr Ahmed Fahour BEc (Hons), MBA, FAIM

Appointed an executive director in 2004. Mr Fahour was appointed Chief Executive Officer Australia in September 2004. Mr Fahour is 40 years of age.

Mr Fahour brings almost 20 years experience in international economic and financial services, including corporate and investment banking, consumer banking and investment management, predominantly with Boston Consulting Group and Citigroup.

He is currently a non-executive director of RipCurl Pty Ltd.

Mr Paul Rizzo BCom, MBA

Appointed a non-executive director in September 2004. Mr Rizzo is 62 years of age.

Mr Rizzo has had 36 years experience in banking and finance and his broad management experience and skills add valuable financial service capabilities to the Board. Mr Rizzo was formerly Dean and director of Melbourne Business School, Group Managing Director, Finance and Administration of Telstra Corporation Limited, and held senior roles at Commonwealth Bank of Australia, Australia and New Zealand Banking Group Limited and was Chief Executive Officer of State Bank of Victoria.

Mr Rizzo is currently a non-executive director of Bluescope Steel Limited.

Mr Michael Ullmer BSc (Maths)(Hons), FCA, SF Fin

Appointed Group Chief Financial Officer in September 2004. Mr Ullmer was appointed to the Board as Finance Director and Group Chief Financial Officer in October 2004. Mr Ullmer is 55 years of age.

Mr Ullmer brings more than 30 years experience in financial services and risk management to the Board. He worked in senior executive roles with the Commonwealth Bank of Australia for 7 years and as a former partner with Coopers & Lybrand and KPMG he contributes significant financial advisory experience to the Board.

Recommendation

Following the annual review of performance of all directors conducted by the Board, the Board (other than the director who is the subject of the relevant resolution) recommends the re-election of each director.

Item 4: Remuneration Report

Shareholders will be given a reasonable opportunity at the meeting to comment on and ask questions about the National’s Remuneration Report.

The Remuneration Report is contained in the Annual Financial Report and also in the Concise Annual Report. Copies of these reports are also available on the National’s website at www.nabgroup.com or can be obtained from the Office of the Company Secretary by telephoning (+61 3) 8641 3240.

The Remuneration Report includes:

1              an explanation of the National’s policy for determining the remuneration of directors and executives;

2              a discussion of the relationship between that policy and the National’s performance; and

3              details of the performance conditions associated with the remuneration of the directors and executives.

The vote on the proposed resolution in this item 4 is advisory and will not bind the directors of the National. However, the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies.

Recommendation

The directors recommend that you vote in favour of resolution 4.

Item 5: Non-executive Directors’ Share Plan (“NED Share Plan”)

Under the National’s NED Share Plan, non-executive directors are provided part of their remuneration in National shares (known as “NED Shares”).  This plan helps to align the director’s interests with those of shareholders.

(a) Why are we seeking shareholder approval?

Under the ASX Listing Rules, we must seek your approval whenever we wish to issue National shares to directors.  That approval was last obtained at the December 2003 Annual General Meeting and lasted for 3 years. We are now seeking to refresh that approval for an additional 3 years.

There have been no material changes to the terms of the NED Share Plan since 2003.  The provision of NED Shares does not involve any additional remuneration for the non-executive directors.

A summary of the key terms of the NED Share Plan is set out in Note 41 in the National’s Annual Financial Report for the year ended 30 September 2006. The ASX Listing Rules require the following information to be included in this notice.

(b) What is the maximum number of NED Shares that can be issued to non-executive directors under the NED Share Plan and what price are they issued at?

The maximum number of NED Shares that may be issued cannot be determined at this time. However, the formula used to determine the maximum number of shares that may be issued under the plan is set out below.

Australian resident non-executive directors are provided with a minimum of 10% and a maximum of 40% of their annual remuneration in the form of NED Shares. Overseas non-executive directors are eligible to participate in the NED Share Plan but are not required to do so.

The number of NED Shares issued to a non-executive director is based on the market price of National shares.  That price is the weighted average price at which National shares were traded on the ASX in the one week up to and including the day of allocation. The actual number of NED Shares that will be issued cannot be precisely calculated at this time, as it depends on the extent of each director’s participation in the NED Share Plan and the price at which the shares are issued. A summary of all shares issued under the plan is included in each year’s annual report.

As a guide, if all non-executive directors are provided 40% of their remuneration in NED Shares, then the number of NED Shares issued in the first year of the approval would represent 0.002175% of total issued capital (based on current share prices, remuneration and total capitalisation levels).

If shareholders do not approve the issue of NED Shares at the meeting or if legal requirements otherwise prevent the issue of shares to non-executive directors, the National will provide the remuneration wholly in cash.

(c) When will the shares be issued?

NED Shares are normally issued on a 6 monthly basis. If resolution 5 is approved by shareholders, NED Shares will not be issued at any stage after 3 years from the date of the meeting without obtaining further shareholder approval.

(d) Who is entitled to participate in the NED Share Plan?

Non-executive directors of the National can participate in the NED Share Plan.

(e) How many shares have been issued under the NED Share Plan since the December 2003 Annual General Meeting?

The table below sets out the names of all current non-executive directors who have been issued NED Shares since December 2003, the number of NED Shares issued to them and the price at which they were allocated.

Name of director	Total number of shares issued	Allocation Prices*
Mr Michael Chaney	2,322	$31.70, $33.23, $36.64 and $39.52
Mrs Patricia Cross	1,900	$36.64 and $39.52
Mr Peter Duncan	4382	$34.48, $34.51, $29.23, $30.45, $30.08, $28.17, $31.70, $33.23, $36.64 and $39.52
Mr Daniel Gilbert	3,525	$28.17, $31.70, $33.23, $36.64 and $39.52
Mr Paul Rizzo	1,397	$28.17, $31.70, $33.23, $36.64 and $39.52
Ms Jillian Segal	4,261	$28.17, $31.70, $33.23, $36.64 and $39.52
Mr John Thorn	3,138	$30.08, $28.17, $31.70, $33.23, $36.64 and $39.52
Mr Geoffrey Tomlinson	12,728	$28.81,$33.05,$34.48, $34.51, $29.23, $30.45, $30.08, $28.17, $31.70, $33.23, $36.64 and $39.52

*Shares are typically allocated twice annually and, as indicated in paragraph (b) above, are allocated on a price based on the market price of National shares

(f) Are any loans provided by the National under the NED Share Plan?

Loans are not made available by the National in connection with the acquisition of NED Shares.

(g) What about further information?

Details of any NED Shares issued to non-executive directors in a particular year will be published in each annual report for that year. The annual report will also state that approval for the issued of NED Shares was obtained in accordance with the ASX Listing Rules.

Recommendation

As the resolution relates directly to them, the non-executive directors do not make a recommendation.

Item 6: Shares – Group Chief Executive Officer

(a) Why are we seeking approval and how many shares will be issued?

Under the ASX Listing Rules, we must seek your approval to issue National shares to Mr Stewart. We are now seeking this approval to enable the National to issue shares to Mr Stewart under our short term incentive (‘STI’) plan as a reward to reflect his performance for the year ended 30 September 2006.

At the January 2006 Annual General Meeting, shareholders approved the issue of performance options and performance rights to Mr Stewart under the National’s long term incentive (‘LTI’) plan. At that time it was stated that no further grants of performance options or performance rights to Mr Stewart were anticipated in the 3 years from the date of the January 2006 Annual General Meeting.

The issue of the shares is provided for under Mr Stewart’s employment contract. The key terms and conditions of his contract were disclosed by the National in a release to the ASX on 12 December 2005 and are also summarised in the Remuneration Report in the Concise Annual Report.

As with all other executives at the National, Mr Stewart’s performance has been reviewed under the National’s Performance Management and Executive Talent frameworks (as described in the Remuneration Report in the Concise Annual Report).  That review process has led to a recommendation to issue 37,260 National shares to Mr Stewart under the STI plan. Mr Stewart’s employment arrangements require him to receive at least 50%, and he may elect to receive up to 100%, of any STI awarded in National shares, subject to any necessary shareholder approval. The shares would be issued under the terms of the National Australia Bank Staff Share Ownership Plan. If shareholders do not approve the issue of shares, the whole of the STI will be paid in cash.

(b) Mr Stewart’s remuneration package

Mr Stewart’s remuneration package is based on the National’s ‘Total Reward’ framework. This framework applies equally to all employees and seeks to provide fair and appropriate rewards and recognition to employees with a view to attracting, retaining and motivating excellent people. Consistent with that framework, Mr Stewart receives a balance of fixed and ‘at risk’ remuneration - the issue of shares under the STI plan is part of his at risk remuneration.

The non-executive directors have concluded that Mr Stewart’s remuneration package (including the proposed issue of shares under the STI plan) is reasonable and appropriate having regard to the circumstances of the National and Mr Stewart’s duties and responsibilities.

The National’s reward and recognition programs are described in more detail in the Remuneration Report in the Concise Annual Report. Details of the terms applying to the shares proposed to be issued to Mr Stewart, which are similar to those applying to other employees participating in the National’s STI plan are set out in the Remuneration Report in the Concise Annual Report with additional forfeiture conditions. If Mr Stewart resigns from the Group (without the Board’s approval) within 2 years of the date of allocation of the shares they will be forfeited. If he resigns after that time he will retain the shares. If Mr Stewart’s employment is summarily terminated by the National, Mr Stewart will forfeit the shares. If terminated with notice or due to material change of circumstances he will retain the shares.

(c) What is the maximum number of shares that can be issued to Mr Stewart and what price are they issued at?

Approval is being sought to issue 37,260 National shares to Mr Stewart. This represents 50% of his STI for the year ended 30 September 2006 and is based on a market price of $A39.52 which is the weighted average price at which National shares were traded on the ASX in the one week up to and including 14 November 2006. This is the same price used for the allocation of shares made to other employees under the STI plan on that date in relation to the year ended 30 September 2006.

☐            (d) When will the shares be issued?

☐            (e) Which directors have received shares under the National’s STI plan since the last Annual General Meeting?

The shares will be issued within 12 months of the date of this meeting.

In accordance with approvals obtained at the January 2006 Annual General Meeting, the following directors were issued shares under the National’s STI plan since the last Annual General Meeting:

☐            Mr Stewart was issued 42,206 National shares;

☐            Mr Fahour was issued with 86,669 National shares; and

☐            Mr Ullmer was issued with 19,275 National shares.

All of these shares were issued at a price of $A33.23 per share.

(f) Which directors are entitled to participate in the STI plan?

Mr Stewart, Mr Fahour, Mr Ullmer are the only directors who are entitled to participate in the National’s STI plan.

(g) Are any loans provided by the National under the STI plan?

Loans are not made available by the National in connection with the STI plan.

Recommendation

Mr Stewart, who has a personal interest in the subject of this resolution, has abstained from making a recommendation. The other directors recommend that shareholders vote in favour of the proposed resolution.

Items 7, 8(a) and 8(b): Shares, performance options and performance rights – Executive Director & Chief Executive Officer, Australia and Finance Director and Group Chief Financial Officer

(a) Why are we seeking approval?

Under the ASX Listing Rules, we must seek your approval to issue National shares, performance options and performance rights to Mr Fahour and Mr Ullmer.

(b) Mr Fahour’s and Mr Ullmer’s short term incentive and long term incentive arrangements

Accordingly, we are now seeking shareholder approval to enable the National to provide shares, performance options and performance rights under our short term incentive (‘STI’) and long term incentive (‘LTI’) plans to Mr Fahour and Mr Ullmer as a reward to reflect their performance for the year ended 30 September 2006.

The provision of these securities is provided for under both Mr Fahour’s and Mr Ullmer’s employment contracts. The key terms and conditions of those contracts were disclosed by the National in a release to the ASX dated 11 August 2004 and are also summarised in the Remuneration Report in the Concise Annual Report.

As with all other executives at the National, Mr Fahour’s and Mr UIlmer’s performance has been reviewed under the National’s Performance Management and Executive Talent frameworks. That review process has led to a recommendation to seek approval of shareholders to issue shares, performance options and performance rights outlined below under the National’s STI and LTI plans.

As with Mr Stewart, Mr Fahour’s and Mr Ullmer’s employment arrangements on appointment as executive directors require them to receive at least 50%, and they may elect to receive up to 100%, of any STI awarded in National shares, subject to any necessary shareholder approval. Those shares would be issued under the National Australia Bank Staff Share Ownership Plan. The performance options will be granted under the National Australia Bank Executive Share Option Plan No. 2 and the performance rights granted under the National Australia Bank Performance Rights Plan. If shareholders do not approve the issue of these securities at this Meeting, the whole of the STIs and the LTIs will be provided in cash.

(c) Mr Ullmer’s retention arrangements

Approval is also being sought to issue National shares to Mr Ullmer under his retention arrangements.

The Board’s Remuneration Committee has recently reviewed the contract and retention arrangements of each Group Executive member to ensure that the National retains an experienced and effective senior management group. That review has led to a recommendation to issue to Mr Ullmer a number of National shares to the value of $A1,000,000 (which is approximately 100% of his current fixed annual remuneration) as a retention reward, subject to shareholder approval. This recommendation reflects that Mr Ullmer is responsible for the successful completion of long term projects that are critical to the National Group and his remuneration and equity holdings are currently lower than other senior executives.

The shares will be issued under the terms of the National Australia Bank Staff Share Ownership Plan and will be subject to similar terms and conditions that apply to other National employees who have received retention rewards. The shares will be held on trust for Mr Ullmer and he will not be able to sell or otherwise deal with those shares until January 2011 and the completion of the relevant long term projects. Mr Ullmer will also forfeit any interest in these shares if he resigns, retires, or his employment is terminated for cause, or if he fails to complete the projects to the satisfaction of the Board. The shares will be retained (and released from restriction) on death or retrenchment.

Mr Ullmer will be entitled to dividends while the shares are held in trust.

Approval for the issue of these shares to Mr Ullmer will be sought as a separate resolution. If shareholders do not approve the issue of these shares, the whole of the retention reward will be paid in cash.

(d) Mr Fahour’s and Mr Ullmer’s remuneration packages

Mr Fahour’s and Mr Ullmer’s remuneration packages, like that of Mr Stewart, are based on the National’s Total Reward Framework. The balance between fixed and ‘at risk’ rewards is consistent with the approach taken with all of the National’s executives and the applicable STI and LTI arrangements have been established to deliver reward to Mr Fahour and Mr Ullmer upon attainment of sustainable returns to shareholders. The provision of shares, performance options and performance rights is part of their ‘at risk’ remuneration and, in the case of Mr Ullmer, the provision of shares under his retention arrangements reflects his key role in leading a number of long term projects for the National.

The non-executive directors have concluded that Mr Fahour’s and Mr Ullmer’s remuneration packages (including the proposed grant of shares, performance options and performance rights) are reasonable and appropriate having regard to the circumstances of the National and their respective duties and responsibilities.

The National’s reward and recognition programs are described in more detail in the Remuneration Report in the Concise Annual Report. In particular, details of the performance conditions attaching the exercise of the performance options and the performance rights granted to executives (including Mr Fahour and Mr Ullmer) are in the Remuneration Report in the Concise Annual Report. The same performance conditions will apply to the performance options and performance rights proposed to be granted in 2007 and they are designed to ensure that Mr Fahour and Mr Ullmer can only exercise those securities if the National’s performance compares favourably to other companies.

(e) What is the maximum number of securities that can be provided to Mr Fahour and Mr Ullmer and what price are they issued at?

Plan Maximum number of securities and prices

STI plan (shares provided under the National Australia Bank Staff Share Ownership Plan) Mr Fahour - 42,587 ordinary shares Mr Ullmer - 19,661 ordinary shares

This represents 50% of each of Mr Fahour’s and Mr Ullmer’s short term incentive for the year ended 30 September 2006 and is based on a market price of $A39.52, which is the weighted average price at which National shares were traded on the ASX in the one week up to and including 14 November 2006. This is price used for the allocation made to other employees under the same program in the year ended 30 September 2006.

LTI plan (performance options provided under the National Australia Bank Executive Share Option Plan No. 2) Mr Fahour - 284,250 performance options Mr Ullmer - 152,514 performance options

No price is payable for the grant of performance options. If the applicable performance hurdle is met, and Mr Fahour or Mr Ullmer wishes to exercise any performance options, he must pay the exercise price. The exercise price will be the weighted average price at which National shares are traded on the ASX in the one week following the Annual General Meeting. This will be the price used for all other executives under the same program at that time.

LTI plan (performance rights provided under the National Australia Bank Performance Rights Plan) Mr Fahour - 71,063 performance rights Mr Ullmer - 38,129 performance rights

No price is payable for the grant of performance rights. If the applicable performance hurdle is met, and Mr Fahour or Mr Ullmer wishes to exercise his performance rights, he must pay a nominal exercise price to acquire the shares. The total exercise price payable on the exercise of any performance rights on a particular day will be $A1.00, irrespective of the number of performance rights exercised on that day. The same price applies to all other executives to whom performance rights are granted.

Mr Ullmer - ordinary shares to the value of $A1,000,000
Retention arrangements

This represents an amount equal to approximately 100% of Mr Ullmer’s current fixed annual remuneration. The actual number of shares issued to him will be based on the market price of National shares (that is, the weighted average price at which National shares were traded on the ASX in the one week following the Annual General Meeting).

(f) When will the securities be issued?

The securities will be issued within 12 months of the date of this meeting. In particular, as indicated above it is anticipated that performance options and performance rights will be granted in February 2007.

(g) Which directors have received securities under since the last Annual General Meeting?

In accordance with approvals obtained at the January 2006 Annual General Meeting, the following directors were granted performance options and performance rights under the National’s LTI plans since the last Annual General Meeting:

☐            Mr Stewart was granted 500,000 performance options and 140,000 performance rights;

☐            Mr Fahour was granted 284,000 performance options and 71,000 performance rights; and

☐            Mr Ullmer was granted 159,000 performance options and 39,750 performance rights.

The directors who have received shares under the National’s STI plan since the January 2006 Annual General Meeting are outlined in the explanatory notes to resolution 6 on page 7.

No directors have received any National shares as part of retention arrangements since the January 2006 Annual General Meeting.

(h) Which directors are entitled to participate?

Mr Stewart, Mr Fahour and Mr Ullmer are the only directors who are entitled to participate in the STI and LTI plans and are the only directors who could be eligible to receive National shares under any retention arrangements.

(i) Are any loans provided

Mr Fahour and Mr Ullmer cannot participate in the loan scheme that is available in relation to the payment of the exercise price of performance options. Loans are not made available by the National in connection with performance rights, the STI plan or National shares provided under retention arrangements.

Recommendation

Mr Fahour and Mr Ullmer, who have a personal interest in the subject of this resolution, have abstained from making a recommendation. The other directors recommend that shareholders vote in favour of the proposed resolutions.

Resolution 9: National Income Securities

Why are we seeking shareholder approval?

Shareholders approved the buy-back of 20 million unpaid preference shares (‘Preference Shares’) forming part of the National Income Securities (‘NIS’) at the 2006 Annual General Meeting. Shareholders are now being asked to refresh that approval so that the National has the continued flexibility to exchange the NIS at a future date without the need to convene an extraordinary general meeting. No decision has yet been made to exchange the NIS, but, potentially, the NIS could be exchanged at any time after shareholder approval is obtained.

What are the NIS?

On 29 June 1999, the National issued 20 million Preference Shares as part of the issue of the NIS. A NIS comprises a note (‘Note’) with a face value of $A100 issued by the National through its New York branch and a Preference Share issued by the National. The Note and Preference Share are stapled and cannot be transferred separately.

Holders of the Preference Shares are not entitled to dividends until the Preference Shares have become fully paid. Currently, none of the Preference Shares are fully paid.

Subject to obtaining the consent of the Australian Prudential Regulation Authority (‘APRA’), the National has the right to exchange the NIS at any time after 29 June 2004. To do so, the National redeems the Notes by paying the face value of $A100 plus any unpaid accrued interest and buys back (or redeems, reduces capital on or cancels) the Preference Share (together ‘Exchange’). The Preference Share has no economic value and is to be bought back for no cash payment. To implement the buy-back, the terms of buy-back scheme must be approved in accordance with the Corporations Act, which includes obtaining shareholder approval.

What are the advantages and disadvantages of approving the buy-back scheme?

Approving the buy-back scheme will give the National the continued flexibility to exchange the NIS if a decision is made to do so. Under the terms of the NIS each holder has agreed to accept the buy-back offer for their Preference Shares if the notes are redeemed.

The Board will only make a decision to exchange the NIS if it considers it is in the best interests of the National to effect the Exchange. This may depend, among other things, on conditions in the capital markets and changes in prudential regulation.

The terms of the buy-back scheme are described below. The purpose of these explanatory notes is to set out all information known to the National that is material to the decision as to whether shareholders should vote in favour of the resolution to approve the buy-back scheme.

Where can I obtain further details?

The terms of issue of the Preference Shares, the Notes and the NIS were contained in a prospectus dated 10 May 1999 which was lodged with the Australian Securities & Investments Commission on 11 May 1999. You can obtain a copy of that prospectus free of charge by contacting the Office of the Company Secretary on (61 3) 8641 3240. Copies of the terms of issue of the Preference

Shares are also available.

Information you should consider

The following information may be material to the decision to vote in favour of resolution 9:

(a) The number of shares affected

There are currently 20 million unpaid Preference Shares on issue. Ordinary shares in the National would not be affected. Following the buy-back scheme, all these Preference Shares would be cancelled.

(b) The buy-back scheme terms

As indicated above, the buy-back scheme would be conducted simultaneously and in conjunction with the redemption of the Notes. The terms of the redemption of the Notes are described below.

Under the term of the NIS, the National’s New York branch must give not less than 30 days’ notice to the NIS holders if it intends to redeem the Notes on a specified date. This notice is irrevocable and must be made in whole and not in part. The National’s New York branch must redeem all Notes in respect of which any notice is given on the date specified on the notice, subject to obtaining the prior approval of APRA.

The amount payable to the NIS holders for the redemption of the Notes is equal to $A100 each, together with interest (if any) which has accrued from (and including) the last interest payment date to the date of the redemption.

Pursuant to the buy-back scheme, upon redemption of the Note, the National must at the same time as giving notice of the redemption make a buy-back offer for the Preference Share that is stapled to the Note under which the National will buy-back the Preference Share for no consideration.

Holders are deemed to have accepted any buy-back offer made for the Preference Shares held by that holder which are not fully paid when the buy-back offer is made in conjunction with the redemption of the Note stapled to that Preference Share.

(c) The buy-back scheme price

Under the buy-back scheme, the National proposes to make offers for the Preference Shares for no consideration. However, the buyback scheme would be conducted simultaneously and in conjunction with the redemption of the Notes for $A100 (plus any accrued interest) each. This price is prescribed in the terms of issue of the NIS.

(d) Reasons for the buy-back scheme

As stated above, the National wishes to have the flexibility to Exchange the NIS where it is in the best interests of the National to effect the Exchange. No decision has yet been made as to the Exchange of the NIS, including as to timing.

☐            (e) Interests of directors

☐            (f) The financial effect of the buy-back scheme on the National

At 1 December 2006 the following directors have a beneficial interest in the following numbers of NIS (and the associated Preference Shares): Mr Gilbert 1,253, Ms Segal 180 and Mr Tomlinson 350.

The buy-back scheme would be conducted simultaneously and in conjunction with the redemption of the Notes. The redemption of a Note requires a payment by the National of $A100 (plus any accrued interest) for each NIS.  As of 24 November 2006, the cost of redemption of all the Notes would be $A2 billion, plus the cost of accrued interest to that date of approximately $A3,756,970. The offer to buy-back the Preference Shares pursuant to the buy-back scheme will be made for no consideration (and therefore the buyback scheme itself will have no financial effect on the National).

The National will not Exchange the NIS if to do so would have a materially adverse impact on the National’s financial or regulatory capital position or if there would be any material prejudice to the National’s creditors.

(g) Source of funds for the buy-back scheme

The buy-back scheme would be conducted simultaneously and in conjunction with the redemption of the Notes. The National maintains significant reserves of cash and other funding alternatives that could be implemented to effect the redemption of the Notes. The directors would, at the relevant time, consider the best alternative or combination of alternatives for funding the redemption of the Notes.

The National would be proposing to make an offer to buy-back the Preference Shares for no consideration. Therefore, no funds are required for the buy-back scheme itself.

(h) Effect of buy-back scheme on the control of the National

The Preference Share only entitles the holder to very limited voting rights. Holders of the Preference Shares are entitled to vote together with the holders of ordinary shares in the National (to the extent that these shareholders are entitled to vote) on the basis of one vote per Preference Share on a limited number of matters, including any proposal to wind-up the National or any proposal to affect the rights attaching to the Preference Shares. In these circumstances, the total number of votes capable of being exercised by the holders of the Preference Share would be 20 million or approximately 1.23% of the National’s total issued share capital as of 24 November 2006.

(i) The identity of the affected shareholders

The holders of the NIS (and the Preference Shares) are retail and institutional investors predominantly based in Australia.

(i) The current share market price

While the NIS are listed on the Australian Stock Exchange, the Preference Shares cannot be traded separately at this time. The Preference Shares are not convertible into ordinary shares of the National. Once the Notes are repaid the Preference Shares will have no economic value.

The current market price of the NIS at the close of trading on 24 November 2006 was $A101.50 per NIS (including accrued interest).

Recommendation

The directors who hold NIS as set out in (e) above have abstained from making a recommendation in relation to this resolution. The other directors recommend that shareholders vote in favour of resolution 9.

©2005 National Australia Bank Limited ABN 12 004 044 937. 29024_AGM (11/06)

Statement Pursuant to Section 249P of the Corporations Act 2001
received from the Finance Sector Union

National Australia Bank (NAB) has received the following statement from the Finance Sector Union pursuant to Section 249P of the Corporations Act 2001.

The statement has been signed by the required number of at least 100 signatures of members of NAB who are entitled to vote at a general meeting.

Under the Corporations Act NAB is required to send this statement to all NAB shareholders.

“Shareholders concerned about risks to reputation arising out of Global Outsourcing

We are concerned about the impact of Global Outsourcing strategies of companies in the Australian finance industry, that could result in Australian based jobs and customer databases being sent offshore.

As shareholders in NAB, we are concerned that such strategies can affect a company’s reputation particularly with respect to:

•              employees losing their jobs;

•              the future of employment and skills in the finance industry; and

•              the security and privacy of consumers’ sensitive financial data.

The potential nature and scale of global outsourcing is massive. In 2005 the OECD predicted that over 70% of all Australian finance sector jobs could be performed offshore(1) – this would equate to over 200,000 jobs. This would greatly exceed the number of full time banking jobs lost during the 1990’s as a consequence of restructuring and the closure over 2,200 retail branches.

We recognise that NAB has worked extremely hard over recent years to improve its relationship with customers and has invested in the retail branch network to recover the deterioration associated with that period of branch closures and cost cutting.

It is critical that the Board of NAB consider all the potential risks that could arise out of Global Outsourcing and avoid any potential future damage to its brand, reputation and relationships with staff, communities and consumers.

Staff concerns

NAB staff, as key stakeholders in the company, are concerned about the impact of Global Outsourcing that results in jobs, skills and future opportunities going offshore. This could have serious impacts on the morale of staff.

Consumer concerns

We are mindful of research recently conducted by McNair Ingenuity(2) that clearly demonstrates that Australian consumers are concerned about Global Outsourcing and that it could influence their decisions about their banking relationships. The results of that survey were as follows:

•	96% agree that Australian companies have a responsibility to invest in Australian jobs and skills;

•	82% agree that they would consider changing to a different bank, if they knew that their bank was sacking Australian workers and sending their jobs offshore;

•	85% support the call for the Federal Government to require banks to inform customers if they are storing personal information overseas;

•	91% agree that their personal information should not be stored offshore without written permission;

•	85% were concerned for the security of their personal data if it moves offshore.

There is an array of customer identity, privacy and data security issues that emerge when sensitive data is processed or stored offshore beyond the reach of domestic legislative protection.

Into the Future

As shareholders, we appreciate that this is an extremely complex issue and requires careful strategic consideration by the Board of NAB. This requires thorough scrutiny by the Board of any future strategy that could result in a significant transfer of banking functions and the elimination of a number of Australian based jobs. Such an outcome may not be in the long term interests of the company and its shareholders. Accordingly, in the interests of mitigating any risks to the reputation of the Bank, we encourage the Board to engage with key stakeholders, including staff and their representatives, consumers and other relevant members of the community on Global Outsourcing issues.”

(1) OECD, 2005. Potential Offshoring of ICT-Intensive using occupations

(2) McNair Ingenuity, May 2006. Attitudes to Offshore Labour

The National Australia Bank (NAB) recognises that offshoring and outsourcing is a sensitive issue for our employees, customers, communities and shareholders.

The Board and management are alert to these concerns, and are at all times guided by the best interests of the organisation and its people. We will continue to work with all stakeholders on this issue, including the Finance Sector Union.

This document sets out the Bank’s approach to global outsourcing as we look at the most efficient ways to manage our business.

1. NAB is committed to growing its business in Australia and to creating Australian jobs, especially in customer-facing areas.

To deliver on this strategy we are investing in our people, our products, our systems and our facilities, such as the new Rhodes Contact Centre in NSW.

We are a growing employer in Australia. NAB has increased its full-time equivalent employees in Australia from 23,554 in September 2005 to 24,263 in September.

Even after considering the redundancies that are part of our efficiency program to streamline our operations, the net increase in the past year, for the Australian banking ongoing operations was 688 full time equivalents (FTEs), largely as a result of increased short-term project resources (459), and ‘business as usual’ FTEs (229) including additional business bankers and graduate recruitments.

2. NAB aims to create sustainable shareholder value. In order to grow sustainably we must be efficient.

We are driving efficiency improvements through all areas of the Bank. These improvements include outsourcing and offshoring selected back-office work processes such as mailroom, cheque processing and Accounts Payable; and
re-engineering our processes to make them quicker and more efficient.

The more efficient we are, the more we can invest in our business and provide improved services to our customers and greater value for our shareholders.

3. NAB aims to be truly competitive within the global marketplace.

There are two sides to this equation and we contribute to both of them. Using the services of overseas providers assists our goal of being truly internationally competitive, delivering efficiencies and enabling us to reinvest back into the business.

We have identified 175 roles that have been or will be offshored in early 2007. Several areas of the NAB’s Australian business are reviewing whether offshoring can improve their efficiency and therefore it is reasonable to expect the number of positions to gradually increase over time.

The roles involve validating and converting data into reports, data entry, procurement administration and card processing.

Equally, we already provide services for other organisations based overseas – that is, we create Australian jobs for work that is offshored by another entity.

4. Protecting our customers’ data is our highest priority

We will not take actions that may put the information of our customers at risk. All NAB customer data is subject to the requirements of the Australian Privacy Act.

5. NAB looks after our employees

NAB is committed to supporting every person who is impacted by outsourcing or offshoring decisions. Our first priority is to find every affected person a new position within NAB. Where this is not possible, we have a range of measures in place to assist people in securing another position outside the organisation. Under the terms of our Enterprise Agreement, we have undertaken to develop protocols witvhh the Finance Sector Union relating to offshoring over the life of the Agreement (2006-2009).

Importantly, where work processes are outsourced or offshored we have made a commitment to uphold fair international workforce standards, and we retain a policy on this issue at our Group website www.nabgroup.com.

National Australia Bank Limited ABN 12 004 044 937

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •5 December 2006	Name: Brendan T Case
Title: Associate Company Secretary